Exhibit 99.2

Completion of Merger With Longevity Acquisition Corporation and Admission of American Depositary Shares to Trading on NASDAQ

Merck Sharp & Dohme to participate in previously announced private placement

Gross proceeds of Merger and private placement total approximately $39.8 million

March 22, 2021 03:00 AM Eastern Daylight Time

LEEDS, United Kingdom--(BUSINESS WIRE)--4D pharma plc (AIM: DDDD) ("4D" or the "Company"), a pharmaceutical company leading the development of Live Biotherapeutic products (LBPs), a novel class of drug derived from the microbiome, is pleased to announce that its business combination with Longevity Acquisition Corporation, details of which were announced on 22 October 2020 (the "Merger"), has now become effective.

4D pharma’s existing Board of Directors and management team will continue to lead the combined company. 4D will continue its operations in the discovery and development of Live Biotherapeutic products. The cash of $14.8 million held by Longevity is now available to 4D.

4D American Depositary Shares ("ADSs") are expected to commence trading today on the NASDAQ Global Market under the ticker 'LBPS.' JPMorgan Chase Bank, N.A. is acting as depositary bank for the ADSs. 4D pharma ordinary shares will continue to be admitted to trading on AIM under the ticker 'DDDD.'

In addition, Merck Sharp & Dohme Corp. has now subscribed for 654,023 ordinary shares at the issue price of $1.53 (£1.10) in the private placement, details of which were announced on 17 March 2021, thereby raising an additional $1 million (£0.72 million). The gross proceeds of the private placement is now, in aggregate, approximately $25.03 million (£18.01 million). In total, 16,367,332 new ordinary shares have been subscribed pursuant to the private placement (the "Placing Shares").

Application has been made to the London Stock Exchange for the 31,048,192 ordinary shares to be issued in connection with the Merger and the 16,367,332 Placing Shares to be admitted to trading on AIM ("Admission"). It is expected that Admission will become effective at 8.00 a.m. (GMT) on 23 March 2021.

As announced on 17 March 2021, Duncan Peyton (Chief Executive Officer) and Alex Stevenson (Chief Scientific Officer) intend to subscribe for, in aggregate, $2.0 million (£1.44 million) of new ordinary shares at the Issue Price following the upcoming release of the Company's results for the year ended 31 December 2020.

In connection with the Merger, 4D has also issued new warrants convertible into ordinary shares (the "New Warrants") comprising 4,320,000 outstanding warrants that were previously issued by Longevity to holders of Longevity Shares at the time of the Longevity IPO and which will be converted into warrants to purchase up to 16,268,040 Ordinary Shares, payable in ADSs, warrants to be issued to the Backstop Investors to acquire up to 7,530,000 Ordinary Shares following Completion in connection with the Backstop Arrangements, and an option to acquire up to 2,892,096 Ordinary Shares to Cantor Fitzgerald, in its capacity as underwriter to Longevity at the time of the Longevity IPO. If all of the New Warrants are exercised for cash, the Company will receive approximately $29 million of capital.

“The closing of 4D pharma’s merger with Longevity represents a transformational milestone for the Company. Becoming a dual-listed company both in the UK and the US broadens our global reach. In conjunction with the NASDAQ listing, the closing of the Merger and concurrent fundraise give 4D pharma an additional $40 million of capital and puts the Company in a very strong financial position to execute across our robust pipeline,” said Duncan Peyton, Chief Executive Officer, 4D pharma. “We believe that 4D pharma’s single strain Live Biotherapeutic approach to the microbiome holds great promise to deliver novel, efficacious and safe therapeutics to patients suffering from a variety of conditions with few alternative therapeutic options. We continue to push the frontier for Live Biotherapeutics for the treatment of cancer, as well as additional therapeutic areas such as neurological conditions.”

Total Voting Rights

Following the issue of the Transaction Shares and the Placing Shares, 4D's enlarged issued share capital will comprise 178,984,386 ordinary shares. The total number of voting rights in the Company will be 178,984,386. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority.

About 4D pharma

4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma's Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. The Company has six clinical programmes, namely a Phase I/II study of MRx0518 in combination with KEYTRUDA (pembrolizumab) in solid tumours, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumours, a Phase I study of MRx0518 in patients with pancreatic cancer, a Phase I/II study of MRx-4DP0004 in asthma, a Phase II study of MRx-4DP0004 in patients hospitalised with COVID-19, and Blautix® in Irritable Bowel Syndrome (IBS) which has completed a successful Phase II trial. Preclinical-stage programmes include candidates for CNS disease such as Parkinson's disease and other neurodegenerative conditions. The Company has a research collaboration with MSD, a tradename of Merck & Co., Inc., Kenilworth, NJ, USA, to discover and develop Live Biotherapeutics for vaccines.

For more information, refer to https://www.4dpharmaplc.com

Forward-Looking Statements

This announcement contains "forward-looking statements." All statements other than statements of historical fact contained in this announcement, including without limitation statements the commencement of trading and the Admission are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are often identified by the words "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could," "may," "estimate," "outlook" and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company's current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company's forward-looking statements involve known and unknown risks and uncertainties, some of which are significant or beyond its control, and assumptions that could cause actual results to differ materially from the Company's historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company's business, including actions of Nasdaq and the London Stock Exchange and those additional risks and uncertainties described the documents filed by the Company with the US Securities and Exchange Commission (“SEC”), should be carefully considered. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of its forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

4D's shareholders can obtain a copy of the Circular from the Company's website at https://www.4dpharmaplc.com.

Contacts

4D pharma
Investor Relations: ir@4dpharmaplc.com

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